FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May

Commission File Number  001-31969

Cumberland Resources Ltd. (Translation of registrant's name into English)
950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[    ]..... Form 40-F...[  X  ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's '"home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]            No  [  X  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May17, 2004	Cumberland Resources Ltd. By: /s/ Kerry M. Curtis_ Name: Kerry M. Curtis Title: President & CEO

Unaudited Interim Financial Statements

Cumberland Resources Ltd.

March 31, 2004

STATEMENTS OF CASH FLOWS
(Unaudited)
(Canadian dollars)

For the three month periods ended March 31,

	2004 $	2003 $ [as restated - see note 1[b]]
OPERATING ACTIVITIES		
Net loss for the period	**(1,373,290)**	(1,829,912)
Add (deduct) items not affecting cash:		
Depreciation and amortization	**13,371**	6,355
Accrued site closure costs - accretion expense	**7,006**	1,819
Exploration related amortization	**46,927**	44,976
Gain on sale of investment in public companies	**(811,567)**	-
Stock-based compensation	**224,690**	333,600
Net changes in non-cash working capital items:		
Accrued interest receivable	**33,436**	(88,511)
Accounts receivable	**39,948**	11,643
Due from joint venturer	**5,994**	105,497
Prepaids	**(405,716)**	(2,196)
Accounts payable and accrued liabilities	**468,233**	634,020
Cash used in operating activities	**(1,750,968)**	(782,709)
FINANCING ACTIVITIES		
Issuance of common shares	**583,058**	872,168
Repayment of capital lease obligation	**(79,698)**	(16,392)
Cash provided by financing activities	**503,360**	855,776
INVESTING ACTIVITIES		
Purchase of capital assets	**(443,236)**	(56,422)
Short term investments	**3,139,890**	5,234,813
Proceeds on sale of investment in public companies	**907,567**	-
Cash provided by investing activities	**3,604,221**	5,178,391
Increase in cash and cash equivalents during the period	**2,356,613**	5,251,458
Cash and cash equivalents, beginning of period	**24,270,017**	1,146,644
Cash and cash equivalents, end of period	**26,626,630**	6,398,102
Supplemental information:		
Interest paid	**21,544**	3,371

See accompanying notes to financial statements

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

1. SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of presentation

The accompanying interim financial statements of Cumberland Resources Ltd. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

These interim financial statements follow the same significant accounting policies and methods of application as the Company’s annual financial statements for the year ended December 31, 2003 (the “Annual Financial Statements”).  The interim financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for this interim period are not necessarily indicative of the result that may be expected for the full fiscal year ending December 31, 2004 .

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

b)

Changes in accounting policies

As described in the Note 3(b) of the Annual Financial Statements, the Company has previously adopted the fair value based method of accounting for stock-based compensation to employees and directors in accordance with CICA 3870 Stock-based Compensation and Other Stock-based payments.  This change was adopted in the fourth quarter of 2003 and was applied on a prospective basis from January 1, 2003.  In addition, as described in Note 3(a) of the Annual Financial Statements, the Company has previously adopted CICA 3110 Asset Retirement Obligations and changed its accounting policy for recording obligations related to site closure costs.  This change was adopted on a retroactive basis in the fourth quarter of 2003.

As a result of these changes in accounting policies, the Company’s previously reported net loss for the three month period ended March 31, 2003 has been restated as follows:

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

2. CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in investment grade debt and banker's acceptances, with terms to maturity of 3 months or less when acquired.  The counter-parties include corporations and Canadian financial institutions.  At March 31, 2004, these instruments were yielding a weighted average interest rate of 2.2% per annum.

Short-term investments comprise highly liquid Canadian dollar denominated investments in investment grade debt and banker's acceptances with maturities to September 30, 2004.  The counter-parties include corporations and the Canadian government.  At March 31, 2004, these instruments were yielding a weighted average interest rate of 2.7% per annum.

The fair market value of the cash equivalents and short-term investments approximates their carrying values at March 31, 2004.

3. CAPITAL ASSETS

Capital assets at March 31, 2004 are comprised as follows:

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

4. ACCRUED SITE CLOSURE COSTS

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from it’s mineral property sites in Nunavut and to perform other site reclamation work.  Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $392,006 at March 31, 2004 based on the expected payments of approximately $1.2 million to be made in 2018, discounted at an interest rate of 8.5% per annum.

The liability for accrued site closure costs is comprised as follows:

5. EXPLORATION AND DEVELOPMENT COSTS

The following is a summary of exploration and development costs incurred by the Company related to it’s mineral property interests in Meadowbank and Meliadine East, for the three month periods ended March 31:

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

6. SHARE CAPITAL

[a]

Common shares

The Company has 100,000,000 authorized common shares with no par value.  Common shares have been issued for the following consideration:

[b]

Flow-through shares

The flow through shares issued effectively pass on tax credits associated with the Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. The entire amount of the proceeds were renounced to the subscribers as tax benefits. As at March 31, 2004, the Company has unused proceeds from flow-through share issuances of $1,572,543 (December 31, 2003 - $2,368,522), and is committed to spend this amount on qualifying Canadian exploration activities.

[c]

Warrants

At March 31, 2004 there are 5,366,350 [December 31, 2003 - 5,519,175] warrants outstanding to purchase 5,366,350 [December 31, 2003 - 5,519,175] common shares of the Company at a weighted average exercise price of $3.72 per share until July 29, 2004.

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

[d]

Stock options

At March 31, 2004 there are options outstanding under the Company’s Incentive Share Option Plan of 1995 (as amended) to issue 2,821,128 shares of the Company.  The price of these options ranges from $0.80 to $4.85 and their expiry dates range from December 17, 2004 to May 13, 2013. At March 31, 2004, 2,878,928 common shares were reserved for issuance pursuant to the incentive share option plan.

The following table summarizes information about the share options outstanding and exercisable at March 31, 2004:

Option activity for the three month period ended March 31, 2004 is as follows:

The stock options granted in the three month period ended March 31, 2004 had a weighted average fair value of $2.20 each.  The fair value of these stock options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate 3.69%; no dividends; volatility factor of the expected market price of the Company’s common shares of 63%; and an expected life of the options of 4.5 years.

The Company recognized stock compensation expense of $224,690 for the three month period ended March 31, 2004 (three months ended March 31, 2003 - $333,600) in accordance with the fair value based method of accounting for stock compensation, with the offsetting credit to contributed surplus.

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

7. COMMITMENTS AND CONTINGENCIES

 [a]

The Company has a non-recourse contingent loan balance of approximately $14.0 million at March 31, 2004 [December 31, 2003 - $13.7 million]. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

[b]

As disclosed in note 4[b], the Company is required to spend $1,572,543 on Canadian Exploration Expenditures (as defined by the Canadian Income Tax Act) in order to avoid penalty charges imposed by the Canada Revenue Agency.

[c]

The Company is legally obligated to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work for which an amount of $392,006 has been accrued as at March 31, 2004 (December 31, 2003 - $340,000). Short term investments include an amount of $39,394 in respect of a government bond arising from the land use agreement entered into with Kivalliq Inuit Association for protection against environmental accidents.

[d]

Short term investments include an amount of $100,838 which is required to be on deposit with a bank under the terms of a payroll-related security arrangement.

[e]

The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Two of these agreements provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.  As of March 31, 2004, the estimated contingent payment with respect to such bonuses is approximately $0.8 million, none of which has been accrued.

 [f]

The Company is committed to future minimum annual rent payments under operating lease agreements over the next four years as follows:

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

8. GAIN ON SALE OF INVESTMENTS IN PUBLIC COMPANIES

During the three month period ended March 31, 2004 the Company sold 1,600,000 shares of Eurozinc Mining Corporation (“Eurozinc”) for net proceeds of $907,567, resulting in a gain of $811,567.  The market value of the Company’s Eurozinc shares based on the quoted share trading price at March 31, 2004  is $1,736,000 (2,800,000 shares at $0.62 per share). This amount may not be reflective of what the Company would realize on liquidation of its investment.